Exhibit 3.7

Amendment to the Bylaws of the Company
Effective July 21, 2008

Bylaws of the Corporation are hereby amended by deleting Article II, Section 1 of the Bylaws and replacing it with the following new Section 1:

“Section 1. The number of directors shall be as the Board of Directors shall at the time have designated, provided that the whole board shall be not more than nine. The directors shall be elected at the annual meeting of the stockholders, and except as provided in Section 2 of this article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.”